UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

DYNACQ HEALTHCARE, INC.

(Name of Subject Company (Issuer))

ERIC K. CHAN

CEMEKC, INC.

ELLA Y. T. C. CHAN

CHIU M. CHAN FAMILY TRUST

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

26779V105

(CUSIP Number of Class of Securities)

Eric K. Chan

Chief Executive Officer

Dynacq Healthcare, Inc.

4301 Vista Road

Pasadena, Texas 77504

Telephone: (713) 378-2000

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Kai Haakon E. Liekefett

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Phone: (713) 758-2222

Calculation of Filing Fee:

Transaction Valuation(1)	Amount of Filing Fee(2)
$500,349.30	$50.39
(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dynacq Healthcare, Inc., a Nevada corporation, other than Shares owned by Dr. Eric K. Chan, Ella Y. T. C. Chan, the Chiu M. Chan Family Trust (Dr. Chan, Ms. Chan and the Chiu M. Chan Family Trust, together, the “Chan Family”) and CEMEKC, Inc. (“CEMEKC”), at a purchase price of $0.10 per Share, net to the seller in cash. As of November 23, 2015, there were 13,601,624 Shares outstanding, of which 8,598,131 Shares are collectively owned by the Chan Family and CEMEKC. As a result, this calculation assumes the purchase of 5,003,493 Shares.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $50.39

Form or Registration No.: Schedule TO-T

Filing Party: Eric K. Chan; CEMEKC, Inc.; Ella Y. T. C. Chan; Chiu M. Chan Family Trust

Date Filed: December 18, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 5 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO on December 18, 2015 (as amended and supplemented, the “Schedule TO”) by Dr. Eric K. Chan, Ella Y. T. C. Chan, the Chiu M. Chan Family Trust (Dr. Chan, Ms. Chan and the Chiu M. Chan Family Trust, together, the “Chan Family”) and CEMEKC, Inc., a Texas corporation wholly owned by Dr. Chan (“Purchaser”), to purchase all of the validly-tendered shares of common stock, par value $0.001 per share (the “Shares”), of Dynacq Healthcare, Inc., a Nevada corporation (“Dynacq”), at a purchase price of $0.10 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2015 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”).

The items of this Schedule TO set forth below are hereby further amended and supplemented as set forth below:

Items 1 through 9, 11 and 13.

(1) The Offer, as extended, expired at 11:59 PM, New York City time, on February 5, 2016. According to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, a total of 587,539 Shares were validly tendered in the Offer. The total of 587,539 Shares represents, in the aggregate, approximately 12% of the outstanding Shares not owned by the Purchaser or the Chan Family. The total of 587,539 Shares, together with the Shares already owned by the Purchaser and the Chan Family, represents approximately 68% of the outstanding Shares.

The Purchaser has accepted for payment all Shares that were validly tendered in the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

The number of Shares tendered pursuant to the Offer satisfies neither the Majority-of-the-Minority Condition nor the 90% Condition to the Offer, both of which were waivable at Purchaser’s sole discretion. On January 21, 2016, the Purchaser announced its waiver of both the Majority-of-the-Minority Condition and the 90% Condition. As the number of Shares validly tendered and accepted for payment in the Offer did not reach or exceed 90% of the Shares outstanding immediately prior to the expiration of the Offer, the Purchaser cannot and will not effect the Merger pursuant to the “short-form” merger provisions of Chapter 92A of the Nevada Revised Statutes. Therefore, as was discussed in the Offer to Purchase, Dynacq’s current management, under the general direction of the current Board of Dynacq, will continue to manage Dynacq as an ongoing business. The Chan Family and/or the Purchaser may engage in other transactions for the purposes of purchasing all the outstanding Shares not already owned by them in the future.

(2) The press release announcing the expiration of the Offer and the waiver of certain conditions is attached hereto as Exhibit (a)(1)(x) and is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(x)	Press release, dated February 8, 2016, issued by CEMEKC, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CEMEKC, Inc.

		By:	/s/ Eric K. Chan
		Name:	Eric K. Chan
		Title:	President

Date:	February 8, 2016

Eric K. Chan, an individual

		By:	/s/ Eric K. Chan
		Name:	Eric K. Chan

Date:	February 8, 2016

Ella Y. T. C. Chan, an individual

		By:	/s/ Ella Y. T. C. Chan
		Name:	Ella Y. T. C. Chan

Date:	February 8, 2016

Chiu M. Chan Family Trust

		By:	/s/ Ella Y. T. C. Chan
		Name:	Ella Y. T. C. Chan
		Title:	Sole Trustee

Date:	February 8, 2016

EXHIBIT INDEX

Exhibit	Description
(a)(1)(x)	Press release, dated February 8, 2016, issued by CEMEKC, Inc.